Exhibit 99.2

Market Announcement

15 December 2025

Nova Minerals Limited (ASX: NVA) – Suspension from Quotation

The securities of Nova Minerals Limited (‘NVA’) will be suspended from quotation immediately under Listing Rule 17.2 at the request of NVA, pending the release of an announcement by NVA.

Unless ASX decides otherwise, the securities will remain suspended until the earlier of:

●	the end of the period stated in NVA’s request for voluntary suspension; or

●	the release of the announcement to the market.

NVA’s request for voluntary suspension is attached below for the information of the market.

Issued by

ASX Compliance

15 December 2025 ASX Limited	Market Announcement 1/1 ASX Customer Service Centre 131 279 | asx.com.au

Ash Abdul Aziz

Adviser, Listings Compliance (Melbourne)

ASX Compliance Pty Limited

Level 4 North Tower, 525 Collins Street

Melbourne VIC 3000

By email only:	Ash Abdul Aziz
tradinghaltsmelbourne@asx.com.au

Dear Ash

Nova Minerals Limit (Nova or the Company) (ASX: NVA, NASDAQ: NVA, FRA: QM3) requests a voluntary suspension be implemented for its ordinary shares (ASX Code: NVA) under Listing Rule 17.2 prior to the commencement of trading today.

Nova provides the following information for the purposes of Listing Rule 17.2:

a)	Further to the Company’s request for a voluntary trading halt on Thursday, 11 December 2025, the Company is not in a position to make an announcement at this time, and requests a voluntary suspension, pending the announcement of the proposed capital raising as referenced in the Company’s trading halt request

b)	The Company expects the voluntary suspension to end at the commencement of trade on Wednesday, 17 December 2025, when it anticipates it will be in a position to make an announcement to the market in respect of the proposed capital raising.

c)	The event which the Company expects will end the suspension is the announcement regarding the proposed capital raising.

d)	The Company is not aware of any reason why the voluntary suspension should not be granted, nor of any other information necessary to inform the market about the voluntary suspension.

This voluntary suspension request has been authorized for release by the Executive Directors.

Yours sincerely

Ian Pamensky

Company Secretary

Main Operations Whiskey Bravo Airstrip Matanuska-Susitna Borough, Alaska, USA 1150 S Colony Way Suite 3-440, Palmer, AK 99645	Corporate Suite 5, 242 Hawthorn Road, Caulfield, VIC 3161, Australia Phone +61 3 9537 1238	www.novaminerals.com.au info@novaminerals.com.au ACN 006 690 348 NASDAQ: NVA ASX: NVA

Christopher Gerteisen CEO and Executive Director E: info@novaminerals.com.au	Annalise Batchelor Investor Relations and Media E: annalise.batchelor@sodali.com M: +61 432 312 807	Cameron Gilenko Investor Relations and Media E: cameron.gilenko@sodali.com M: +61 466 984 953

About Nova Minerals Limited

Nova Minerals Limited is a Gold, Antimony and Critical Minerals exploration and development company focused on advancing the Estelle Project, comprised of 514 km2 of State of Alaska mining claims, which contains multiple mining complexes across a 35 km long mineralized corridor of over 20 advanced Gold and Antimony prospects, including two already defined multi-million ounce resources, and several drill ready Antimony prospects with massive outcropping stibnite vein systems observed at surface. The 85% owned project is located 150 km northwest of Anchorage, Alaska, USA, in the prolific Tintina Gold Belt, a province which hosts a >220 million ounce (Moz) documented gold endowment and some of the world’s largest gold mines and discoveries including, Kinross Gold Corporation’s Fort Knox Gold Mine. The belt also hosts significant Antimony deposits and was a historical North American Antimony producer

Nova Minerals Limited | ASX Announcement	2